National Health Partners, Inc.
120 Gibraltar Road, Suite 107
Horsham, PA 19044

January 12, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	James Lopez, Legal Branch Chief
Edwin Kim, Esq.

Re:	National Health Partners, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 000-51731

Dear Madam or Sir:

This letter is in response to your letter to me of December 16, 2011, regarding the above referenced matter (“Comment Letter”).  Our responses to the Staff’s comments follow.

General

1. We are considering your response to comment two of our letter dated October 5, 2011 and may have further comment.

Response:

Acknowledged.

Business, page 4

2. We note your response to prior comment three of our letter dated October 5, 2011.  Please revised future filings to disclose the information provided in your response.  Please provide draft disclosure.

Response:

We will include in our future filing on Form 10-K the following language:

“Aetna (Aetna Dental Access) is the actual network name and it is administered through National Benefit Builders.  Aetna does not contract directly for this network and instead requires users to contract with their administrator for access to their network.  Likewise, Integrated Health, Three Rivers and HealthFi are also networks and are contracted through First Access, Inc., who is the administrator for these networks.”

We will even be more detailed in our explanation of these relationships in our future filings and we will indicate either parenthetically or by footnote to our Exhibit Lists which contracts are related to National Benefit Builders, Integrated Health, Three Rivers, Healthfi and any new networks that may come on board.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Item 4.  Controls and Procedures, page 19

3. Please revise to disclose management’s conclusion on the effectiveness of your disclosure controls and procedures as of September 30, 2011, as required by Item 307 of regulation S-K.  We also refer you to your response to comment five of our letter dated August 12, 2011.

Response:

We are filing along with this correspondence, Amendment No. 1 to our Form 10-Q for the Fiscal Quarter Ended September 30, 2011, which contains the following disclosure (which was inadvertently left out of the original filing):

“As of September 30, 2011, we carried out the evaluation of the effectiveness of our disclosure controls and procedures as defined by Rule 13a-15(e) under the Exchange Act under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer.  Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of September 30, 2011, our disclosure controls and procedures were not effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.”

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in these filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any further comments to our attorney, David E. Wise, Esq. Mr. Wise’s contact information is set forth below:

Law Offices of David E. Wise
Attorney at Law
The Colonnade
9901 IH-10 West, Suite 800
San Antonio, Texas 78230
Telephone: (210) 558-2858
Facsimile: (210) 579-1775
Email: wiselaw@verizon.net

National Health Partners, Inc.

By: /s/ David M. Daniels
David M. Daniels
Chief Executive Officer